EXHIBIT 20.1
                                  NEWS RELEASE

                      INNOVIR LABORATORIES, INC. COMPLETES
                      PRIVATE PLACEMENT TO THE ARIES FUNDS

New York, NY -- September 4, 1996--Innovir Laboratories, Inc. (NASDAQ:INVR) announced today that The Aries Fund, A Cayman Island Trust and The Aries Domestic Fund, L.P. ("The Aries Funds"), two affiliated investment funds which specialize in the biotechnology industry, have invested a total of $2 million in exchange for 4 million shares of newly issued Common Stock of Innovir Laboratories, Inc. and 4 million Class C Warrants exercisable at $.50 per share. In addition, the Company has issued to The Aries Funds an option to purchase 2 million shares of Common Stock and 2 million Class C Warrants exercisable at $.50 per share, for a total option purchase price of $1 million.

Terms of the investment agreement call for Innovir to file a shelf registration statement immediately following completion of the private placement. The Aries Funds will be entitled to appoint up to two Directors to Innovir's Board.

"We are very pleased that The Aries Funds have invested in Innovir," said Allan
R. Goldberg, Ph.D., Chairman and Chief Executive Officer of Innovir. "Management views this investment by The Aries Funds to be an attestation as to the value of Innovir's science and technology." He went on to say, "Management further believes that The Aries Funds will bring a great deal of expertise to the Company, thus increasing shareholder value."

Innovir Laboratories, Inc. is a biotechnology company developing External Guide Sequences (EGSs), which the Company believes will be a broad enabling technology based upon Nobel Prize-winning research by Sidney Altman, Ph.D., Sterling Professor of Biology at Yale University. EGSs are small oligonucleotides that can be designed to bind to disease-causing RNA, resulting in its inactivation through the cutting activity of RNase P, an enzyme present in all cells. The Company has an exclusive worldwide license to develop this patented technology for new therapeutics.

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Contacts:  Allan R. Goldberg, Ph.D.            Fran Daniels
           Innovir Laboratories, Inc.          Financial Sciences of America
           (212) 249-4703                      (310) 278-4413